NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES RESERVE INCREASES AND 2007 PRODUCTION RESULTS

  North American gold exploration and production company operates two mines:
  Beaufor (Quebec, Canada)  and Island Gold (Ontario, Canada)

  Year-end reserves increased as exploration results outpace production:  2007 year-end reserves at 361,000 ounces from 49,490 in 2006 with addition of Island Gold and 53% increase at Beaufor

  2007 gold production of 45,304 ounces compared with 44,865 ounces in 2006

  Island Gold production, which started in the  fourth quarter of 2007, contributed 16%, or 7,348  ounces

  Major exploration plans for 2008 in Canada and the U.S.

MONTREAL, Quebec, Canada, February 19, 2008 - Richmont Mines Inc. (RIC: AMEX-TSX), explores for, develops and produces gold in North America and operates two gold mines. Today, the Company announced 2007 production results and reserve and resource calculations as of December 31, 2007, based on a gold price of CAN$650/oz.

GOLD PRODUCTION

Gold production for 2007 was 45,304 ounces of which 26,204 ounces were from the Beaufor Mine and 7,348 ounces were from Island Gold, the Company’s newest mining operation which began commercial production October 1, 2007. Prior to starting commercial production, a total of 21,933 ounces of gold were recovered from the Island Gold Mine in 2007 from the processing of development ore and mineralized material. Revenue generated during this nine-month period was applied against fixed assets in accordance with generally accepted accounting standards. Also included in 2007 production were 11,752 ounces from the East Amphi Mine which ceased operations in the second quarter of 2007. In 2006, the Company produced 44,865 ounces of gold from the Beaufor and East Amphi mines.

Production for the fourth quarter of 2007 was 11,187 ounces of gold compared with 10,377 ounces for the same period in 2006. During the latest quarter, the Camflo Mill processed 46,317 tonnes of ore for a custom milling client, leaving the Beaufor Mine with an ore stockpile of approximately 17,200 tonnes of ore at the end of the year which will be processed with the mine’s production in the first quarter of 2008.

Richmont Mines Announces Reserve Increases and 2007 Production
February 19, 2008

Gold Production
	2007				2006
Mine	Tonnes	Grade	Mill	Ounces	Tonnes	Grade	Mill	Ounces
	(metric)	(g/t)	Recovery		(metric)	(g/t)	Recovery
			(%)				(%)
Beaufor[1]	96,943	8.52	98.72	26,204	140,754	5.63	98.56	25,110
Island Gold[2]	35,403	6.84	94.36	7,348	-	-	-	-
East Amphi[3]	118,179	3.19	96.95	11,752	178,696	3.52	97.64	19,755
Total				45,304				44,865

1. 100% basis.

2. Commercial production started on October 1, 2007 – Richmont Mines reports 100% of the consolidated results of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

3. Closed at the end of the second quarter of 2007.

GOLD RESERVES AND RESOURCES

Beaufor Mine, Quebec

(50% Richmont Mines Inc. – 50% Louvem Mines Inc. of which 70% is owned by Richmont)

Proven and Probable Reserves at the Beaufor Mine increased more than 50% to reach 75,632 ounces compared with the 49,490 ounces of reserves at the end of 2006. Increases in reserves were related to exploration and development activities at the mine. Beaufor has had promising results as exploration activities in 2007 discovered several mineralized zones which translated into an increase of 30,278 ounces of Inferred Resources. In 2008, the Company plans to complete more than 42,000 meters of drilling, of which 19,500 meters are dedicated to further test the newly discovered Q Zone.

Beaufor Mine (100%)
	December 31, 2007			December 31, 2006
Reserves	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Proven	90,822	7.56	22,085	66,167	6.90	14,676
Probable	164,879	10.10	53,547	118,703	9.12	34,814
Total Proven and Probable	255,701	9.20	75,632	184,870	8.33	49,490

	December 31, 2007			December 31, 2006
Resources[1]	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Measured	101,160	5.73	18,639	78,642	5.94	15,029
Indicated	591,534	6.45	122,628	532,823	7.79	133,365
Total Measured and Indicated	692,694	6.34	141,267	611,465	7.55	148,394

Inferred	133,962	7.03	30,278	-	-	-

1 Resources presented in the above table are exclusive of reserves and do not have demonstrated economic viability at this time.

Richmont Mines Announces Reserve Increases and 2007 Production
February 19, 2008

Island Gold Mine, Ontario

(55% Richmont Mines Inc. – 45% Patricia Mining Corp.)

At the Island Gold Mine, Proven and Probable Reserves were estimated at 1,058,880 tonnes of ore at a grade of 8.39 g/t for 285,536 ounces of gold. Measured and Indicated Resources totaled 192,422 ounces of gold while Inferred Resources were estimated at 193,350 ounces of gold. Recently, underground drilling confirmed an extension of the Island Zone to the east of previously defined resources. This drilling program yielded Indicated Resources of 179,404 tonnes at a grade of 9.17 g/t for 52,892 ounces of gold and 21,140 tonnes at 8.27 g/t for 5,621 ounces as Inferred Resources. Assay results on an additional five holes are pending and further drilling will be completed in this area in 2008. The extension is strategically located near the exploration drift on the 190 level east of the Island Zone. Overall, more than 20,000 meters of definition and exploration drilling are planned for 2008 at Island Gold.

Island Gold Mine (100%)
Island and Lochalsh Zones	December 31, 2007			May 15, 2007[1]
Reserves	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric) (g/t Au)
Proven	369,325	8.91	105,773	106,835	8.62	29,598
Probable	689,555	8.11	179,763	907,019	8.54	249,113
Total Proven and Probable	1,058,880	8.39	285,536	1,013,854	8.55	278,711

Island, Lochalsh and Goudreau Zones	December 31, 2007			May 15, 2007[1]
Resources[2]	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric) (g/t Au)
Measured	8,135	6.45	1,687	5,835	4.59	860
Indicated	582,032	10.19	190,735	448,870	10.33	149,112
Total Measured and Indicated	590,167	10.14	192,422	454,705	10.26	149,972

Inferred	613,635	9.80	193,350	610,728	9.96	195,549

1 Based on GENIVAR estimates as at May 15, 2007 with geological information available as at January 31, 2007.

2 Resources presented in the above table are exclusive of reserves and do not have demonstrated economic viability at this time.

Richmont Mines will release its 2007 financial results on Thursday, February 21, 2008. As of December 31, 2007, the Company had cash and cash equivalents of $27.3 million, no long-term debt, 24 million shares outstanding and no gold hedging contracts.

Richmont’s exploration efforts in 2008 will include more than 60,000 meters of drilling at its producing mines and a significant exploration program at the Golden Wonder project in Colorado, USA.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com

Richmont Mines Announces Reserve Increases and 2007 Production
February 19, 2008

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

National Instrument 43-101 (NI 43-101)

The reserve and resource calculation of the Island Gold and the Beaufor properties as of December 31, 2007 was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Jules Riopel, M.Sc. P. Geo., MBA, Director Geology and Exploration, an employee of Richmont Mines Inc. The reserve and resources calculation of the Island Gold as of December 31, 2007 was prepared by Ms. Nicole Rioux, Geo., of Genivar, a qualified person under the terms of this instrument.

For the Beaufor Mine, the analyses were conducted at the ALS Chemex laboratory in Val-d’Or, Quebec, by means of fire assay fusion on 30 grams of material with atomic absorption (AA) and gravimetric finish. For the Island Gold Mine in 2007, the analyses were conducted at the Swastika Laboratory in Swastika, Ontario and Wesdome laboratories in Wawa, Ontario, by means of fire assay fusion on 30 grams of material with atomic absorption (AA) and gravimetric finish. A quality control and quality assurance program for the Wesdome samples has been put in place by reanalysing 10% of the samples.

The reserve and resources calculation of the Island Gold property filed on May 15, 2007 was performed by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Michel Garon, Eng. and Ms. Nicole Rioux, Geo., of Genivar, qualified persons under the terms of this standard. The reserve calculation of the Beaufor Mine as at December 31, 2006 was performed by qualified persons as defined by Regulation 43-101 and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:
James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLP	Web site: www.richmont-mines.com

Phone: 716 843-3874
E-mail: jculligan@keiadvisors.com